April 25, 2019

Norman L. Lowery
President and Chief Executive Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, IN 47807

       Re: First Financial Corporation
           Registration Statement on Form S-4
           Filed April 11, 2019
           File No. 333-230810

Dear Mr. Lowery:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services